SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

(Amendment No. 2)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

ANGELES INCOME PROPERTIES 6, LP

(Name of the Issuer)

ANGELES INCOME PROPERTIES 6, LP

ANGELES INCOME PROPERTIES, LTD. 6

ANGELES REALTY CORPORATION II

AIMCO PROPERTIES, L.P.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

AIMCO/IPT, INC.

AIMCO-GP, INC.

AIMCO IPLP, L.P.

COOPER RIVER PROPERTIES, L.L.C.

AIMCO AIP 6 MERGER SUB LLC

(Name of Person(s) Filing Statement)

Units of Limited Partnership Interest

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

John Bezzant

Executive Vice President

Apartment Investment and Management Company

4582 South Ulster Street, Suite 1100

Denver, Colorado 80237

(303) 757-8101

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☑	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:    ☑

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$5,246,078.88	$608.61

*	For purposes of calculating the fee only. This amount was calculated by multiplying the 19,572 limited partnership units held by limited partners unaffiliated with AIMCO Properties, L.P. by $268.04 per limited partnership unit.

**	Calculated as the sum of (i) the initial transaction value of $4,939,972.80 multiplied by 0.0001161, and (ii) the increase in transaction value of $306,106.08 multiplied by 0.0001146.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $573.53	Filing Party: Apartment Investment and Management Company; Aimco Properties, L.P.

Form or Registration No.: Form S-4 (Registration No. 333-175842)	Date Filed: July 28, 2011

Amount Previously Paid: $35.08	Filing Party: Apartment Investment and Management Company; Aimco Properties, L.P.

Form or Registration No.: Form S-4 (Registration No. 333-175842)	Date Filed: November 15, 2011

TRANSACTION STATEMENT UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed solely to report the results of the Rule 13e-3 transaction subject to this Schedule 13E-3.

On November 15, 2011, Angeles Income Properties, Ltd. 6, a California limited partnership (the “California Partnership”), entered into an Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”) with Angeles Income Properties 6, LP, a Delaware limited partnership (the “Delaware Partnership”), AIMCO Properties, L.P., a Delaware limited partnership (“AIMCO Properties”), and AIMCO AIP 6 Merger Sub LLC, a Delaware limited liability company of which AIMCO Properties is the sole member (the “Merger Subsidiary”). The Merger Agreement provides for (i) the merger of the California Partnership with and into the Delaware Partnership, with the Delaware Partnership as the surviving entity (the “First Merger”), and (ii) after the First Merger, the merger of the Merger Subsidiary with and into the Delaware Partnership, with the Delaware Partnership as the surviving entity (the “Second Merger”).

First Merger

Completion of the First Merger was subject to approval by a majority in interest of the limited partnership interests of the California Partnership. Immediately prior to consummation of the First Merger, AIMCO Properties and its affiliates owned 27,739 of the 47,280 issued and outstanding units of limited partnership interest (the “Units”) in the California Partnership (or approximately 58.67% of the number of Units outstanding).

On January 23, 2012, AIMCO Properties and its affiliates took action by written consent to approve the Merger Agreement and the transactions contemplated thereby, including the First Merger and the Amendment (as defined below). AIMCO Properties and its affiliates voted all of their Units of limited partnership interest in the California Partnership in favor of the Merger Agreement and the transactions contemplated thereby, including the First Merger and the Amendment. As a result, the Merger Agreement and the transactions contemplated thereby, including the First Merger and the Amendment, were approved by a total of 27,739 Units in the California Partnership, or approximately 58.67% of the number of Units outstanding. On January 23, 2012, the First Merger was completed.

In the First Merger, each Unit of limited partnership interest in the California Partnership was converted into an identical unit of limited partnership interest in the Delaware Partnership, and each general partnership interest in the California Partnership held by a general partner was converted into an equivalent general partnership interest in the Delaware Partnership. All interests in the Delaware Partnership outstanding immediately prior to the First Merger were cancelled in the First Merger. The voting and other rights of the limited partners provided for in the Agreement of Limited Partnership of the California Partnership, dated June 1, 1987, and as further amended to date (the “Partnership Agreement”), were not changed as a result of the First Merger.

Upon completion of the First Merger, the certificate of limited partnership of the Delaware Partnership became the certificate of limited partnership of the first surviving entity. In connection with the First Merger, the partnership agreement of the California Partnership was adopted as the partnership agreement of the surviving entity, as modified by the Amendment to Agreement of Limited Partnership, dated as of January 23, 2012 by and among Angeles Realty Corporation II, a California corporation and the managing general partner of the California Partnership and each of the limited partners of the California Partnership (the “Amendment”). Pursuant to the Amendment: (i) references in the Partnership Agreement to the laws, statutes or regulations of the state of California, including the California Uniform Limited Partnership Act, were amended to refer to the laws statutes or regulations of the state of Delaware, including the Delaware Revised Uniform Limited Partnership Act; (ii) a description of the First Merger was added; and (iii) the name of the partnership was changed to “Angeles Income Properties 6, LP.”

Second Merger

Completion of the Second Merger was subject to approval by a majority in interest of the limited partnership interests of the Delaware Partnership. Immediately prior to the consummation of the Second Merger, AIMCO Properties and its affiliates owned 27,739 of the 47,280 issued and outstanding Units in the Delaware Partnership (or approximately 58.67% of the number of Units outstanding).

Immediately following consummation of the First Merger, on January 23, 2012, AIMCO Properties and its affiliates took action by written consent to approve the Merger Agreement and the transactions contemplated thereby, including the Second Merger. AIMCO Properties and its affiliates voted all of their Units of limited partnership interest in the Delaware Partnership in favor of the Merger Agreement and the transactions contemplated thereby, including the Second Merger. As a result, the Merger Agreement and the transactions contemplated thereby, including the Second Merger, were approved by a total of 27,739 Units in the Delaware Partnership, or approximately 58.67% of the number of Units outstanding. On January 23, 2012, the Second Merger was completed.

In the Second Merger, each Unit in the Delaware Partnership outstanding immediately prior to the Second Merger and held by limited partners (other than Units as to which appraisal rights are elected) was converted into the right to receive, at the election of the limited partner, either (i) $268.04 in cash (the “Cash Consideration”) or (ii) 11.65 partnership common units of AIMCO Properties. Limited partners who are residents of the State of California, or who fail to make an election, will receive only the Cash Consideration.

AIMCO Properties’ interest in the Merger Subsidiary was converted into 100 units of limited partnership interest in the Delaware Partnership, and AIMCO Properties became the sole limited partner of the Delaware Partnership. Each general partnership interest in the Delaware Partnership outstanding immediately prior to the consummation of the Second Merger remained outstanding and unchanged after the Second Merger.

Upon completion of the Second Merger (i) the certificate of limited partnership of the Delaware Partnership became the certificate of limited partnership of the surviving entity, and (ii) the Partnership Agreement, as modified by the Amendment, remained unchanged and became the partnership agreement of the surviving entity.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: January 23, 2012

ANGELES INCOME PROPERTIES 6, LP

By:	Angeles Realty Corporation II,
Its General Partner

	By:	/s/ Trent A. Johnson
Name: Trent A. Johnson
Title: Vice President and
Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: January 23, 2012

ANGELES INCOME PROPERTIES, LTD. 6

By:	Angeles Realty Corporation II,
Its General Partner

	By:	/s/ Trent A. Johnson
Name: Trent A. Johnson
Title: Vice President and
Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: January 23, 2012

ANGELES REALTY CORPORATION II

By:	/s/ Trent A. Johnson
Name: Trent A. Johnson
Title: Vice President and
Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: January 23, 2012

AIMCO PROPERTIES, L.P.

By:	AIMCO-GP, INC.,
Its General Partner

	By:	/s/ Trent A. Johnson
Name: Trent A. Johnson
Title: Vice President and
Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: January 23, 2012

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

By:	/s/ Trent A. Johnson
Name: Trent A. Johnson
Title: Vice President and
Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: January 23, 2012

AIMCO/IPT, INC.

By:	/s/ Trent A. Johnson
Name: Trent A. Johnson
Title: Vice President and
Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: January 23, 2012

AIMCO-GP, INC.

By:	/s/ Trent A. Johnson
Name: Trent A. Johnson
Title: Vice President and
Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: January 23, 2012

AIMCO IPLP, L.P.

By:	AIMCO/IPT, Inc.,
Its General Partner

	By:	/s/ Trent A. Johnson
Name: Trent A. Johnson
Title: Vice President and
Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: January 23, 2012

COOPER RIVER PROPERTIES, L.L.C.

By:	AIMCO IPLP, L.P.,
Its Sole Member

	By:	AIMCO/IPT, INC.,
Its General Partner

		By:	/s/ Trent A. Johnson
Name: Trent A. Johnson
Title: Vice President and
Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: January 23, 2012

AIMCO AIP 6 MERGER SUB LLC

By:	AIMCO PROPERTIES, L.P.
Its Sole Member

	By:	AIMCO-GP, INC.,
Its General Partner

		By:	/s/ Trent A. Johnson
Name: Trent A. Johnson
Title: Vice President and
Assistant General Counsel

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(a)	Information Statement/Prospectus (the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-175842, filed by Aimco and Aimco OP on November 15, 2011 is incorporated herein by reference).

(b)	Senior Secured Credit Agreement, dated as of December 13, 2011, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., the lenders party thereto, KeyBank National Association, as administrative agent, swing line lender and a letter of credit issuer, Wells Fargo Bank, N.A., as syndication agent and Bank of America, N.A. and Regions Bank, as co-documentation agents (Exhibit 10.1 to Aimco’s and Aimco OP’s Current Report on Form 8-K, dated December 13, 2011 is incorporated herein by this reference).

(c)(1)	Appraisal Report, dated as of October 20, 2011, by KTR Real Estate Advisors LLC, related to the Lazy Hollow Apartments (Exhibit 99.1 to Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-175842, filed by Aimco and Aimco OP on November 15, 2011 is incorporated herein by reference).

(c)(2)	Opinion of Duff & Phelps, LLC, dated as of November 15, 2011 (Annex C to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-175842, filed by Aimco and Aimco OP on November 15, 2011 is incorporated herein by reference).

(c)(3)	Board Presentation dated November 15, 2011, prepared by Duff & Phelps, LLC (Exhibit (c)(7) to Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission by Angeles Partners XII, LP, Angeles Realty Corporation II, AIMCO Angeles GP, LLC, Aimco OP, Aimco, AIMCO/IPT, Aimco GP, AIMCO IPLP, Cooper River, Broad River Properties, L.L.C., and AIMCO AP XII Merger Sub LLC on November 15, 2011 is incorporated herein by reference).

(d)	Amended and Restated Agreement and Plan of Merger, dated November 15, 2011 (Exhibit 10.1 to the Current Report on Form 8-K filed by Angeles Income Properties, Ltd. 6 on November 15, 2011 is incorporated herein by reference).

(f)	Appraisal Rights of Limited Partners (Annex C to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-175842, filed by Aimco and Aimco OP on November 15, 2011 is incorporated herein by reference).

(g)	Not applicable.